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                                                                      EXHIBIT 17

PRECISION CASTPARTS CORP. ANNOUNCES COMPLETION OF TENDER OFFER
FOR WYMAN-GORDON COMPANY COMMON STOCK

PORTLAND, Oregon, - November 25, 1999 - Precision Castparts Corp. (NYSE:PCP) today announced that Precision Castpart's Corp.'s subsidiary, WGC Acquisition Corp., has completed its tender offer for shares of common stock of Wyman-Gordon Company (NYSE:WYG). Wyman-Gordon Company, headquartered in Grafton, Massachusetts, is a leader in forgings, investment castings and composite structures.

Precision Castparts Corp. (PCC) announced the proposed acquisition of Wyman-Gordon Company on May 17, 1999, and commenced a cash tender offer on May 21, 1999, to purchase all outstanding shares of Wyman-Gordon Company common stock for $20 per share. The acquisition of Wyman-Gordon Company was subject to the tender of two-thirds of Wyman-Gordon Company's outstanding shares on a fully diluted basis. At the expiration of the tender offer on November 24, 1999, 96 percent of Wyman-Gordon Company's outstanding shares on a fully diluted basis had been tendered (99 percent of the total outstanding shares), and all tendered shares have been accepted for payment. PCC expects to complete the acquisition of the remaining 1 percent of the outstanding common stock of Wyman-Gordon Company after approval of a merger between Wyman-Gordon Company and WGC Acquisition Corp. by the Wyman-Gordon Company shareholders at a shareholders' meeting expected to be held within 60 days.

PCC's acquisition of Wyman-Gordon creates a company that will be a key supplier of both castings and forgings for aircraft engine components. In addition, the acquisition will strengthen PCC's position in structural airframe, IGT, energy and other industrial markets. Wyman-Gordon's casting business will become part of a new Investment Cast Products segment, which will also include PCC Structurals and PCC Airfoils, while Wyman-Gordon's forging business will constitute its own segment, Forged Products. Mark Donegan, formerly president of PCC Structurals, Inc., has been named president of Wyman-Gordon.

Precision Castparts Corp. is a worldwide manufacturer of complex metal components and products. PCC is the market leader in manufacturing both large, complex structural investment castings and airfoil castings used in jet aircraft engines. In addition, PCC has expanded into the industrial gas turbine, fluid management, industrial metalworking tools and machines, pulp and paper, advanced metal forming technologies, tungsten carbide, and other metal products markets.

This press release contains forward-looking statements based on current expectations that are covered under the "safe harbor" provisions of the Private Securities Litigation Reform act of 1995. Actual results and events related to the transaction may differ from those anticipated.

Contacts: Dwight Weber, Precision Castparts Corp. - 503-417-4855
             Denis Poirier, Wyman-Gordon Company - 508-839-8224